

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

July 8, 2008

Via Mail and Fax

Debi Kokinos
Chief Financial Officer
Turbodyne Technologies, Inc.
36 East Barnett Street
Ventura, CA 93001

> **RE: Turbodyne Technologies, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Form 10-QSB for the Period Ended March 31, 2008**
> **File Number: 000-21391**

Dear Ms. Kokinos:

We have reviewed the above referenced filings and have the following comments. Where indicated, we believe you should revise future filings in response to the comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Notes to the Consolidated Financial Statements, page F-8
Note 13. Subsequent Events, page F-29

1. We note the 12 million shares issued/to be issued to Mr. Adams are subject to repurchase. In this regard, please explain to us your consideration of paragraphs 28-36 of FAS 123R, paragraph 11 of FAS 150, and ASR 268. Also, clearly explain to us and disclose in sufficient detail the conditions upon which the shares are to be repurchased. Further, explain to us, with a view toward disclosure, where the shares that have been issued and the related accounting of such shares are reported in the financial statements of your Form 10-Q for the period ended March 31, 2008.

Form 10-Q for the Period Ended March 31, 2008

Notes to the Consolidated Financial Statements, page 7
Note 4. Loans Payable, page 15

2. You disclose in the Form 8-K filed on March 21, 2008 that holders of a total of $1,251,000 principal amount of convertible notes have converted the principal and interest of such notes into 150,576, 948 shares of common stock. However, such conversion does not appear to be reflected in this note or the financial statements for the period ended March 31, 2008. Please explain.

3. Please reconcile for us the sum of the discounts associated with the beneficial conversion feature and warrants reported in the periods indicated in the second paragraph on page 17 to the sum of the accumulated amortization of the warrants and beneficial conversion feature presented in the table. It appears that the two sums differ by $339,980.

4. In the third paragraph from the bottom of page 17, please disclose the amount of unamortized discount written off in each period presented associated with extinguishment of debt. It appears that an amount for such should be reported for 2008 as well, for from your disclosures it appears notes have been converted in 2008. Additionally, ensure that all amounts reported in this note associated with the various components of amortization of debt discount (that is, from modifications and conversions, and due to the passage of time) equate to the amount of amortization of debt discount reported in the statement of operations.

Part II – Other Information, page 32
Item 2. Changes in Securities, page 32

5. The total change in the number of shares of common stock during the period ended March 31, 2008 from your balance sheet is 54,123,194. You have reported herein the

specifics associated with 48,123,194 of these shares. Please explain to us and disclose herein the specifics associated with the remaining 6 million shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

 You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief
Accountant